Exhibit 12.1

MENTOR CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year ended March 31,
	2005	2004	2003	2002	2001
Earnings
Pre-tax income from continuing operations	81,227	80,140	79,039	59,216	46,459
Add: fixed charges per below	7,413	3,629	2,597	2,294	1,431

Total earnings for computational purposes	88,640	83,769	81,636	61,510	47,980

Fixed Charges
Total interest expense	4,576	1,610	1,022	859	276
Amortization of debt issuance costs	812	234	—	—	—
Interest portion of rental expense	2,025	1,785	1,575	1,435	1,155
Preference securities dividend requirement	—	—	—	—	—

Total Fixed Charges	7,413	3,629	2,597	2,294	1,431

Ratio of Earnings to Fixed Charges	12.0	23.1	31.4	26.8	33.5
Total rental expense	5,787	5,100	4,500	4,100	3,300
Assumed interest portion inherent in operating leases 35%	2,025	1,785	1,575	1,435	1,155

These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing:

•	earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by,

•	fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of the debt issuance costs.